UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40401

__________________________

Oatly Group AB

(Translation of registrant’s name into English)

__________________________

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director

On October 21, 2025, Oatly Group AB (the “Company”) announced that one of its directors, Ann Chung, intends to step down from her position effective October 31, 2025. Ms. Chung’s decision is not due to any disagreement with the Company’s management or board of directors. The Company thanks Ms. Chung for her service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: October 21, 2025	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer